UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 19, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [_]          Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes  [_]           No     [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PRECISION DRILLING CORPORATION



                                         Per: /s/ Jan M. Campbell
                                              ------------------------
                                              Jan M. Campbell
                                              Corporate Secretary



Date:  July 19, 2004

                           N E W S   R E L E A S E


FOR IMMEDIATE RELEASE
---------------------

           PRECISION DRILLING CORPORATION ANNOUNCES INTENTION TO ISSUE
                 APPROXIMATELY US$200 MILLION OF COMMON SHARES

Calgary, Alberta, Canada July 19, 2004 - Precision Drilling Corporation ("Precision") is pleased to announce its intention to issue approximately US$200 million of Common Shares (the "Offering"). The Offering will be led by TD Securities Inc. and RBC Capital Markets and will include a syndicate of underwriters (the "Underwriters"). Precision will grant the Underwriters an option to purchase additional Common Shares at the offering price to cover over-allotments (the "Over-allotment Option") and for stabilization purposes. Should the Over-allotment Option be fully exercised, the total gross proceeds of the issue would be approximately US$220 million. Precision expects to use the net proceeds from the Offering to pay down indebtedness incurred in connection with the acquisitions of the land drilling assets of GlobalSanteFe Corporation and the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Limited. Closing of the Offering is expected to be on or about July 26, 2004.

A conference call and webcast has been scheduled for 3:00 p.m. MST (5:00 p.m.
EST) on Monday, July 19, 2004.

             MONDAY, JULY 19, 2004 AT 3:00 P.M. MST (5:00 P.M. EST)
                CONFERENCE CALL DIAL IN NUMBER IS 1-800-814-4941

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting "INVESTOR RELATIONS" then "WEBCAST".

An archived recording of the conference call will be available approximately one hour after the completion of the call, until July 26, 2004 by dialing 1-877-289-8525, passcode 21050021#

A shelf registration statement relating to the common shares of Precision has been filed with the Securities and Exchange Commission and has been declared effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in the United States prior to registration and any sale in the United States will be made by means of a prospectus that may be obtained from TD Securities Inc. at 222 Bay Street, Ernst & Young Tower, 7th Floor, Toronto, Ontario, M1K 1A2 or from RBC Capital Markets at 200 Bay Street, Royal Bank Plaza, 4th Floor, Toronto, Ontario, M5J 2W7.

Certain statements contained in this press release, including statements relating to matters that are not historical facts and statements relating to the intention to sell securities and the ultimate use of proceeds are forward-looking statements, including under the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; the ability to successfully carry out its intentions; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision Drilling Corporation (TSX: PD and PDU; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT HANK B. SWARTOUT, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM